Item 77(i) – Terms of New or Amended Securities

ARTICLES SUPPLEMENTARY TO ARTICLES OF INCORPORATION

In response to Sub-Item 77i(b), Articles Supplementary to Articles of Incorporation, effective as of November 12, 2014, of Lord Abbett Affiliated Fund, a Maryland statutory company, authorized and established three new classes of shares; such new classes were designated Class R4, Class R5, and Class R6 shares.

The Articles Supplementary to Articles of Incorporation is hereby attached as Item 77Q1(d).